SHAREHOLDER RESPONSE SUMMARY REPORT

T. ROWE PRICE
VIRGINIA SHORT-TERM TAX-FREE BOND FUND (109)
Wednesday, October 25, 2000

        No. of Shares   % of Outstanding        % of Shares
                                 Shares                  Voted


1. To approve an Agreement and Plan of Reorganization ("Plan"). The Plan provides for the transfer of substantially all of the assets of Virginia Short-Term Tax-Free Bond (the
"Virginia Fund"), to T. Rowe Price Tax-Free Short-Intermediate Fund, Inc. (the "Tax-Free
Fund"), in exchange for shares of the Tax-Free Fund and the distribution of Tax-Free Fund shares to the shareholders of the Virginia Fund in liquidation of the Virginia Fund.


Affirmative       2,373,599.000          36.899%                   67.600%
Against      984,766.461                 15.309%                   28.046%
Abstain      152,865.172                   2.376%                    4.354%

Total     3,511,230.633          54.584%                 100.000%